TRAFFIC AND CAPACITY STATISTICS - NOVEMBER 2002

Summary of the headline figures

In November 2002, overall load factor improved by 5.0 points to 66.5 per cent. Passenger capacity, measured in Available Seat Kilometres, was 1.3 per cent below November 2001 while traffic, measured in Revenue Passenger Kilometres, rose by 5.5 per cent. This resulted in a passenger load factor improvement of 4.4 points versus last year, to 68.3 per cent. The rise in traffic comprised a 5.0 per cent increase in premium traffic and a 5.6 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, increased by 11.5 per cent.

Market conditions

Although the travel market remains subject to global economic and political uncertainty, the revenue outlook has stabilised.

Strategic developments

British Airways announced its longhaul flying programme for the summer 2003 season, which will reflect the airline’s drive to maximise revenue on profitable routes, reduce its cost base and work its assets harder. Seven additional weekly flights between Heathrow and Chicago will be added next year plus five additional weekly flights between Heathrow and Newark, New York, three additional weekly flights between Heathrow and Toronto and three additional weekly flights between Gatwick and Houston. Services from Heathrow to Houston which currently operate via Washington will operate via Chicago. Flights to Melbourne via Singapore will also increase from five per week to a daily service. On South American routes, the airline’s daily service to Rio de Janeiro via Sao Paulo will reduce to four flights per week. A non-stop service to Buenos Aires, which operates three times per week, will fly, in future, via Sao Paulo. These changes are due to the economic downturn in Brazil and Argentina which has led to a drop in passenger demand on these routes.

British Airways and American Airlines filed an application with the US Department of Transportation seeking US regulatory approval to offer certain codeshare services permitted under the current provisions of the US-UK Air Services Agreement. The arrangement would enable British Airways to place its code on American's flights beyond British Airways’ US gateway cities to points in the US, Mexico, the Caribbean and Latin America. British Airways would also place its code on American’s flights between Glasgow, Manchester and Chicago. The application submitted by the two carriers excludes codesharing on each other’s transatlantic services between the US and London. American would be able to place its code on British Airways’ services beyond its UK gateways to key destinations in the United Kingdom and Ireland, continental Europe, Africa, the Middle East, and Asia. American also would be able to place its code on British Airways’ transatlantic service between New York (JFK) and Manchester.

British Airways Chief Executive Rod Eddington called on European nations to join together to break down America’s protectionist aviation policies. Speaking at the Institute of Economic Affairs annual conference in London, he said it was the only way Europe could rebalance a one-sided air treaty the USA had pursued and he appealed to the British government to throw its weight behind the cause.

British Airways’ low fares to Europe got even lower with the introduction of a special early booking fare. The airline is offering a new lower fare on 74 routes with flights from £49 return in the UK and £59 to Europe, when purchased at least 30 days in advance of travel. There are no Saturday night stay restrictions and the fare is fully combinable with all other fares.

December 4, 2002

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

	Month of November				Financial year to date
					April through November
			Change				Change
	2002	2001	(%)		2002	2001	(%)

Passengers carried (000)
UK/Europe	2057	2028	+1.5		18785	19631	-4.3
Americas	514	458	+12.2		4577	4603	-0.6
Asia Pacific	127	128	-1.0		1060	1167	-9.2
Africa and Middle East	213	198	+7.4		1675	1871	-10.5
Total	2911	2812	+3.5		26097	27273	-4.3

Revenue passenger km (m)
UK/Europe	1553	1532	+1.4		14835	15887	-6.6
Americas	3457	3140	+10.1		30817	31384	-1.8
Asia Pacific	1285	1324	-2.9		10798	11682	-7.6
Africa and Middle East	1496	1388	+7.8		11257	12611	-10.7
Total	7791	7383	+5.5		67706	71564	-5.4

Available seat km (m)
UK/Europe	2548	2692	-5.4		21363	24792	-13.8
Americas	4983	4673	+6.6		41653	43442	-4.1
Asia Pacific	1709	2116	-19.2		13853	16176	-14.4
Africa and Middle East	2165	2077	+4.2		16144	18057	-10.6
Total	11406	11559	-1.3		93014	102467	-9.2

Passenger load factor (%)
UK/Europe	60.9	56.9	+4.0	pts	69.4	64.1	+5.3	pts
Americas	69.4	67.2	+2.2	pts	74.0	72.2	+1.8	pts
Asia Pacific	75.2	62.6	+12.6	pts	77.9	72.2	+5.7	pts
Africa and Middle East	69.1	66.8	+2.3	pts	69.7	69.8	-0.1	pts
Total	68.3	63.9	+4.4	pts	72.8	69.8	+3.0	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	387	347	+11.5		2866	2696	+6.3
Total RTK	1165	1090	+6.9		9623	9835	-2.2
Available tonne km (m)	1752	1772	-1.1		14283	15543	-8.1

Overall load factor (%)	66.5	61.5	+5.0	pts	67.4	63.3	+4.1	pts

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company’s ‘Future Size and Shape’ programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation the Company’s Report on Form 20-F for the year ended March 2002.

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